UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES

EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation

(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation

(Name of Filing Person (Issuer))

3.625% Convertible Senior Notes due 2025

Common Stock, No Par Value Per Share

(Title of Class of Securities)

20478N AA 8 and 20478N AB 6

20478T107

(CUSIP Number of Class of Securities)

J. Paul Whitehead, III

Chief Financial Officer

CompuCredit Holdings Corporation

Five Concourse Parkway

Suite 400

Atlanta, Georgia 30328

(770) 828-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$100,000,000	$7,130

(*)	Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $100.0 million aggregate purchase price of outstanding 3.625% Convertible Senior Notes due 2025 and shares of Common Stock, no par value per share.

(**)	The amount of the filing fee, $71.30 for each $1,000,000 of value of the Notes was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,130	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: April 14, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), with the Securities and Exchange Commission on April 14, 2010 (as amended or supplemented, the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed by the Company on April 29, 2010, relating to offers by the Company to purchase for cash (i) the Company’s outstanding 3.625% Convertible Senior Notes due 2025 (the “Notes”), up to the aggregate principal amount of Notes equal to a total purchase price of $100.0 million (the “Tender Cap”) validly tendered and accepted, and (ii) shares of the Company’s outstanding common stock, no par value per share (the “Common Stock” and, together with the Notes, the “Securities”), in a number of shares equal to the number of such shares allowable for purchase from the Tender Cap remaining (if any) after deducting from the Tender Cap the total purchase price of the Notes actually purchased pursuant to the Offer to Purchase (defined below). The Offers are made upon the terms and subject to the conditions contained in the Offer to Purchase, dated April 14, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which has been previously filed, and the accompanying Letters of Transmittal (as amended or supplemented, the “Letters of Transmittal”), forms of which have been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment No. 2 reports the preliminary results of the Offers and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the accompanying Letters of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offers expired at 11:59 p.m., New York City time, on May 14, 2010. Based on the count by the Depositary, as of the Expiration Date, $24,766,000 aggregate principal amount of the Notes and 43,230,986 shares of Common Stock were validly tendered and not withdrawn in the Offers. In accordance with the terms and conditions of the Offers and based on the count by the Depositary, CompuCredit expects to accept for payment $24,766,000 aggregate principal amount of Notes at a purchase price of $595 per $1,000 principal amount of such Notes, for a total cost of approximately $14,735,770 for such Notes, excluding accrued interest thereon, and expects to accept for payment 12,180,604 shares of Common Stock at a purchase price of $7.00 per share, for a total cost of approximately $85,264,230 for the Common Stock, in each case, excluding fees and other expenses in connection with the Offers, for an aggregate total cost of approximately $100,000,000 for the Securities (excluding accrued interest on the Notes and fees and other expenses in connection with the Offers). The aggregate principal amount of Notes that CompuCredit expects to purchase represents approximately 12% of the currently outstanding principal amount of such Notes. The number of shares of Common Stock that CompuCredit expects to purchase represents approximately 24% of the shares of Common Stock outstanding. On May 17, 2010, the Company issued a press release announcing the preliminary results of the Offers.

The aggregate principal amount of Notes and number of shares of Common Stock to be purchased and the purchase price for the Notes are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the Securities validly tendered and not withdrawn.

A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Description

(a)(5)(ii)	Press Release, dated May 17, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

By:	/s/ J.Paul Whitehead, III

Name:	J.Paul Whitehead, III
Title:	Chief Financial Officer

Dated: May 17, 2010

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented to add the following:

Exhibit No.	Description

(a)(5)(ii)	Press Release, dated May 17, 2010.

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